UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85

Medellín, Colombia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F                     Form 40-F 

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                     No 

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date May 15, 2024	By:	/s/ JOSE HUMBERTO ACOSTA MARTIN.
	Name:	Jose Humberto Acosta Martin.
	Title:	Vice President of Finance

Quarterly Report

January - March 2024

Bancolombia S.A.

Address:

Carrera 48 # 26-85

Medellín, Colombia

ISSUER’S CURRENT SECURITIES

As of March 31, 2024

Type of Share	Common Share	Preferred Share
Trading System	Stock Exchange	Stock Exchange
Stock Exchanges	Colombian Stock Exchange (BVC)	Colombian Stock Exchange (BVC)
Shares in Circulation	509,704,584	452,122,416
Shareholders	16,806	25,425
Issuance amount	509,704,584	452,122,416
Amount placed	509,704,584	452,122,416

Bancolombia S.A. also has a Level III ADR listed on the New York Stock Exchange (NYSE). Each ADR represents four preferred shares.

GRUPO BANCOLOMBIA INTERNATIONAL BONDS LEVELS IN USD

(As of March 31, 2024)

Isin	Bond	Amount	Yield	Price L	G-Spread
Subordinates
US05968LAK89	BCOLO SUB-27	USD $750 MM	6.85%	100.185	241
US05968LAL62	BCOLO SUB-29	USD $550 MM	7.61%	97.604	281
Common
US05968LAM46	BCOLO SR 25	USD $482 MM	6.14%	97.518	99
US06034LAB62	BANISTMSR 27	USD $400 MM	6.415%	93.602	194

Contents

I.MANAGEMENT’S DISCUSSION & ANALYSIS ON THE RESULTS OF THE OPERATION AND THE FINANCIAL SITUATION OF THE ISSUER, IN RELATION TO THE RESULTS REPORTED IN THE QUARTERLY FINANCIAL STATEMENTS5

CONSOLIDATED BALANCE SHEET GRUPO BANCOLOMBIA5

Assets5

Loan Portfolio5

Goodwill and intangibles6

Funding6

Shareholders’ Equity and Regulatory Capital7

CONSOLIDATED INCOME STATEMENT GRUPO BANCOLOMBIA7

Net Interest Income7

Net Interest Margin7

Fees and Income from Services8

Other Operating Income8

Dividends received, and share of profits8

Asset Quality, Provision Charges and Balance Sheet Strength9

Operating Expenses9

Taxes10

STAND ALONE BALANCE SHEET BANCOLOMBIA S.A11

STAND ALONE INCOME STATEMENT BANCOLOMBIA S.A12

II.QUANTITATIVE AND QUALITATIVE ANALYSIS OF THE MARKET RISK TO WHICH THE ISSUER IS EXPOSED AS A RESULT OF ITS ACTIVITIES AND SENSITIVE TO MARKET VARIATIONS12

Interest Risk Exposure (Banking Book)13

III.MATERIAL VARIATIONS THAT HAVE OCCURRED IN THE RISKS TO WHICH THE ISSUER IS EXPOSED, OTHER THAN MARKET RISK, AND THE MECHANISMS IMPLEMENTED TO MITIGATE THEM14

LIQUIDITY RISK14

CREDIT RISK15

COUNTRY RISK16

OPERATIONAL RISK16

OTHER RELEVANT RISKS17

IV.MATERIAL CHANGES IN THE INFORMATION REPORTED IN THE CORPORATE GOVERNANCE ANALYSIS CHAPTER OF THE ANNUAL REPORT22

V.MATERIAL CHANGES PRESENTED IN THE FINANCIAL STATEMENTS OF THE ISSUER BETWEEN THE REPORTED QUARTER AND THE DATE OF TRANSMISSION OF THE INFORMATION23

VI.MATERIAL CHANGES THAT HAVE OCCURRED IN PRACTICES, PROCESSES, POLICIES AND INDICATORS IN RELATION TO SOCIAL AND ENVIRONMENTAL CRITERIA, INCLUDING CLIMATE CRITERIA.23

VII.GLOSSARY OF TERMS23

ANNEXES24

i.CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS24

ii.STAND ALONE INTERIM FINANCIAL STATEMENTS24

I.	MANAGEMENT’S DISCUSSION & ANALYSIS ON THE RESULTS OF THE OPERATION AND THE FINANCIAL SITUATION OF THE ISSUER, IN RELATION TO THE RESULTS REPORTED IN THE QUARTERLY FINANCIAL STATEMENTS

Consolidated Balance Sheet GRUPO BANCOLOMBIA

Assets

As of March 31, 2024, the Bank’s assets totaled COP 336,956 billion, decreasing 1.7% compared to 4Q23. Unlike the previous quarter, less excess liquidity implied a reduction in cash balances, allocating these resources to reduce loans with banks and meet loan origination needs, also considering a slower pace in deposits collection.

The Colombian peso depreciated 0.5% against the US dollar during the first quarter of 2024 and appreciated 17.3% in the last 12 months. The average exchange rate was 9.5% lower in 1Q24 versus 4Q23, and 17.6% in the last 12 months.

Loan Portfolio

In 1Q24, gross loans grew 2.5% compared to 4Q23 (2.3% when excluding FX) and declined 2.6% compared to 1Q23. During the last 12 months peso-denominated loans increased 5.4% and dollar-denominated loans (calculated in in USD) decreased 16.5%.

As of March 31, 2024, Banco Agricola operations in El Salvador, Banistmo in Panama and BAM in Guatemala represented 25.1% of total gross loans. Gross loans denominated in currencies other than COP, generated by operations in Central America, the international operation of Bancolombia Panamá, Puerto Rico and the USD denominated loans in Colombia, accounted for 31.5% of the portfolio, and increased 5.7% in the quarter (when calculated in USD).

Allowances for loan losses decreased 0.1% during the quarter and totaled COP 16,202 billion or 6.2% of the gross loans at the end of the quarter.

In 1Q24, the loan book at a consolidated level presented a significant reactivation after a decreasing path during all quarters of 2023. The better origination dynamics in commercial explain the remarkable increase in the quarter, both in Colombian pesos and especially in foreign currency.

Quarterly Bancolombia S.A. reports a growth of 0.6% in its gross portfolio, Banistmo up 2.5% (calculated in USD), Banco Agricola up 4.0% (calculated in USD) and Banco Agromercantil up 3.5% (calculated in USD). Some particular loan disbursements to business groups from corporate segments led the highest balance in all geographies. Adversely, retail loans reflected a sustained contraction as shown in 2023 on a consolidated basis, driven by lower appetite in Colombia and Panama amid a scenario of high interest rates. The decrease in Bancolombia S.A. stands out, highlighting the performance of personal loans and credit card with a sharper decrease. Banco Agricola, for its part, is the only geography that presents better disbursement dynamics in retail, specifically in unsecured personal loans.

Investment Portfolio

As of March 31, 2024, the Bank net investment portfolio totaled COP 28,403 billion, increasing 10.6% from the end of 4Q23 and decreasing 8.3% from the end of 1Q23. When analyzing financial assets investment, there was an increase in debt securities and the trading portfolio at Bancolombia S.A. as a strategy for the expansionary monetary policy in place during 2024. Repos and simultaneous purchases operations decreased in line with a lower liquidity compared to the previous quarter and the greater origination needs as mentioned before. At the end of 1Q24, the investment portfolio in debt securities had a duration of 17.6 months and a yield to maturity of 9.0%.

Goodwill and intangibles

At the end of 1Q24, the Bank’s goodwill and intangibles totaled COP 8,527 billion, up 0.4% compared to 4Q23. This quarterly variation is mainly explained by the slight depreciation of the COP against the USD and the restatement of foreign subsidiaries balances.

Funding

As of March 31, 2024, the Bank’s liabilities totaled COP 299,506 billion, down 1.4% from the end of 4Q23, and down 3.8% compared to 1Q23.

Customer deposits totaled COP 244,810 billion (81.7% of liabilities) at the end of 1Q24, decreasing 1.3% compared to 4Q23, partially offset by the 0.5% currency depreciation with a marginal effect by the restatement of foreign subsidiaries balances. Net loans to deposits ratios was 99.7% at the end of 1Q24 higher than the 95.9% ratio from 4Q23, basically because of the greater change of the loan balance.

The deposit mix posted a quarterly contraction in saving accounts, with a greater percentage reduction in checking accounts mainly in the corporate segment. The decrease in savings accounts took place to a greater extent for the operation in Colombia (-4.0%), however, they continue to represent the main source of funding weighting 39% of the total. Lower balances in savings accounts and checking accounts were offset by growth in time deposits, particularly in digital time deposits from retail customers.

Loans with banks presented a reduction of 9.8% in the quarter, mainly in foreign currency balances and is due to the still good liquidity position of the bank. In debt securities, the maturity of a subordinated bond in local currency explains the variation in the balance during the period.

Shareholders’ Equity and Regulatory Capital

Shareholders’ equity attributable to the owners of the parent company at the end of 1Q24 was COP 36,486 billion, decreasing by 4.2% compared to 4Q23 and decreasing 1.2% when compared to 1Q23. In March of 2024 the General Shareholders’ Meeting approved the proposal for distribution of profits for a total of COP 3.4 trillion. Dividends approved mainly explain the quarterly reduction in equity and capital ratio.

The Bank’s solvency ratio under Basel III was 12.31% in 1Q24 standing 81 basis points above the minimum level required by the regulator in Colombia, while the basic capital ratio (Tier 1) stood at 10.45%, 195 basis points above the minimum regulatory capital level (value to fully comply with the new capital requirements in the fourth year of the Basel III phase-in period). The reduction in solvency levels is mainly due to the earning distribution. The tangible capital ratio, defined as shareholders’ equity minus goodwill and intangible assets divided by tangible assets, was 8.28% at the end of 1Q24.

CONSOLIDATED INCOME STATEMENT GRUPO BANCOLOMBIA

Net income attributable to equity holders of the parent company was COP 1,663 billion in 1Q24, or COP 1,744.92 per share (USD $ 1.80 per ADR). This profit represents an increase of 14.9% compared to 4Q23, mainly as a result of lower provision charges and operating expenses. The company´s annualized return on equity (“ROE”) was 17.4% for 1Q24 and 16.1% for the last 12 months.

Net Interest Income

Net interest income totaled COP 5,158 billion in 1Q24, 1.5% lower than 4Q23. The decrease in the total balance results from the combination of lower interest income in the investment portfolio and in the lending business. Interest income and valuation of financial instruments was COP 664 billion, which represents a reduction of 5.7% in the quarter. The variation follows the valuation of the public debt securities portfolio in Colombia. It is worth noting that the result in investments is positive, liquidity operations are performing well and the lower expenses on liability liquidity operations contributed to the outcome. Additionally, interest expenses decreased in line with the lower cost of funding.

Net Interest Margin

The annualized net interest margin on investments in 1Q24 stood at 3.7%, impacting the total annualized NIM on a consolidated basis that decreased 15 bps and reached 7.1%.

The annualized net interest margin of the loan portfolio was 7.6%, 4 basis points below 4Q23 and 24 basis points below 1Q23. The performance of the lending business was relatively stable amid a higher balance in the loan book and lower interest rates on assets. The lower yield on loans was favorably offset by lower interest expenses.

Savings accounts decreased 2.2% compared to 4Q23, and checking accounts decreased 3.2%. The annualized weighted average cost of deposits was 5.24% in 1Q24, decreasing 42 basis points compared to 4Q23.

During the first months of the year, the Central bank in Colombia has continued its monetary policy interest rate cuts that started in December 2023. This behavior has favored the total cost of financing for the Bank that began a decreasing path from the last quarter of 2024 and signaled a significant reduction in 1Q24 due to the gradual repricing of interest rate-sensitive liabilities.

Fees and Income from Services

During 1Q24, total fees and commissions, net totaled COP 1,001 billion, down 2.4% compared to 4Q23, and 0.1% compared to 1Q23.

Credit and debit card fees and commercial establishments revenues revealed a quarterly decrease due to a seasonal effect of the first months of the year with a lower volume of transactions and banking operations when compared to the fourth quarter.

Bancassurance division similarly presented a revenue contraction as a result of lower originations in consumer and therefore a lower number of policy distributions, as well as the increase in the volume of claims causing a reduction in profits distribution.

Higher fee expenses in 1Q24 are due to an increase in the cost of data processing in banking services and higher royalties to credit-debit card franchises associated with transactional flows.

Other Operating Income

Total other operating income was COP 629 billion in 1Q24, down 32.9% compared to 4Q23. Income from operating leases was COP 460 billion in 1Q24, a decrease of 2.3% compared to 4Q23 and an increase of 10.1% compared to 1Q23. The better performance on an annually basis was driven by an improvement in customer financial lease agreements at Bancolombia S.A. and customer rental contracts of vehicles at Renting Colombia and higher income in property rentals from “FCP Fondo Inmobiliario Colombia”.

Dividends received, and share of profits

Total dividends and other net income from equity participation was COP 85 billion in 1Q24, with a quarterly increase explained by a specific effect from 4Q23 when impairment charges in associates and joint businesses corresponding to TUYA S.A. because of the market valuation carried out in 4Q23 impacted the results.

Asset Quality, Provision Charges and Balance Sheet Strength

The principal balance for past due loans (those that are overdue for more than 30 days) totaled COP 13,299 billion at the end of 1Q24 and represented 5.3% of total gross loans, whereas 90-day past-due loans totaled 8,359 billion and represented 3.3%, both ratios increased quarterly largely due to a greater number of commercial clients becoming delinquent, especially small, and medium enterprises. During the quarter, charge-offs totaled COP 1,478 billion, lower than the previous quarter mostly by improvements in retail.

The coverage, measured by the ratio of allowances for loans losses (principal) to PDLs (overdue 30 days), was 110.7% at the end of 1Q24, decreasing compared to 120.0% at the end of 4Q23. The deterioration of the loan portfolio (new past due loans including charge-offs) was COP 2,420 billion, impacted by commercial loans becoming past-due.

Provision charges (net of recoveries) totaled COP 1,315 billion in 1Q24, decreasing 23.7% compared to 4Q23. In general, it is worth highlighting the better performance of consumer portfolio in Colombia, Panama, and El Salvador, which has a considerable impact on the better cost of credit. On the other hand, macroeconomic variables represented a release due to updated forecasts in Colombia. Finally, it is worth noting the recoveries carried out from large exposures that were previously impaired and meant a reduction in the provisioning expense for the commercial segment.

Provisions as a percentage of average gross loans were 2.0% annualized for 1Q24 and 2.6% for the last 12 months. The Bank maintains a strong balance sheet supported by an adequate level of loan loss reserves. Allowances (for the principal) for loan losses totaled COP 14,723 billion, or 5.8% of total loans at the end of 1Q24, lower when compared to 4Q23.

Operating Expenses

During 1Q24, operating expenses totaled COP 3,179 billion, decreasing 8.1% compared to 4Q23 and increasing 3.5% compared to 1Q23.

The efficiency ratio was 46.2% and 46.7% in the last twelve months. Personnel expenses (salaries, bonus plan payments and compensation) totaled COP 1,335 billion in 1Q24, down 0.3% from 4Q23 and up 0.9% from 1Q23. General expenses declined 13.0% in the quarter and grew 5.4% compared to 1Q23. The quarterly performance is due to seasonality, mainly in some areas such as advertising, technology fees and cash transportation, among others. In the annual analysis, it is worth noting the salary increases for labor expenses, and in general expenses, the largest local taxes other than income tax, the expenses of the rental and use business, the maintenance and licensing expenses of technology grow due to business transformation and migration to the cloud. The quarterly behavior is due to seasonality, mainly in some areas such as advertising, technology fees and cash transportation, among others. In the annual analysis, it is worth noting the salary increases for labor expenses, and in general expenses, the largest local taxes other than income tax, the expenses of the rental business (Renting Colombia), technology maintenance and licensing expenses associated with business transformation projects and cloud migration.

As of March 31, 2024, Bancolombia had 34,483 employees, owned 856 branches, 6,086 ATMs, 35,104 banking agents and served more than 30 million customers.

Taxes

Bancolombia consolidated income tax for 1Q24 was COP 695 billion. On a consolidated basis, the lower effective tax rate when compared to the statutory tax rate is a result of the application of tax benefits in Colombia such as exempt income for social housing in mortgages and investments in productive fixed assets. Additionally, due to the tax benefits in Guatemala, El Salvador, and Panama, corresponding to exempt yields on government-issued securities. Finally, it is worth noting the earnings of the foreign subsidiaries with lower tax rates when compared to Colombia, which also contributed to a lower result.

BALANCE SHEET (COP million)	Mar-23	Dec-23	Mar-24	Change Mar-24 / Dec-23	Mar-24 / Mar-23	% of Assets	% of Liabilities
ASSETS							
Cash and balances at central bank	23,800,072	27,974,984	19,282,299	-31.07%	-18.98%	5.72%	6.44%
Interbank borrowings	3,370,698	3,983,699	3,573,910	-10.29%	6.03%	1.06%	1.19%
Reverse repurchase agreements and other similar secured lend	1,164,661	7,840,926	3,830,238	-51.15%	228.87%	1.14%	1.28%
Financial assets investment	30,968,605	25,674,195	28,403,482	10.63%	-8.28%	8.43%	9.48%
Derivative financial instruments	4,930,914	6,252,270	4,380,648	-29.94%	-11.16%	1.30%	1.46%
Loans and advances to customers	267,269,115	253,951,647	260,307,575	2.50%	-2.60%	77.25%	86.91%
Allowance for loan and lease losses	(16,512,938)	(16,223,103)	(16,202,229)	-0.13%	-1.88%	-4.81%	-5.41%
Investment in associates and joint ventures	2,992,958	2,997,603	3,085,317	2.93%	3.09%	0.92%	1.03%
Goodwill and Intangible assets, net	10,092,574	8,489,697	8,526,951	0.44%	-15.51%	2.53%	2.85%
Premises and equipment, net	6,897,151	6,522,534	6,096,009	-6.54%	-11.62%	1.81%	2.04%
Investment property	4,172,595	4,709,911	4,712,762	0.06%	12.95%	1.40%	1.57%
Right of use assets	1,803,264	1,634,045	1,614,679	-1.19%	-10.46%	0.48%	0.54%
Prepayments	704,636	713,505	841,922	18.00%	19.48%	0.25%	0.28%
Tax receivables	1,444,301	1,386,967	1,534,466	10.63%	6.24%	0.46%	0.51%
Deferred tax	790,751	685,612	686,104	0.07%	-13.23%	0.20%	0.23%
Assets held for sale and inventories	713,479	906,753	1,019,827	12.47%	42.94%	0.30%	0.34%
Other assets	4,720,108	5,427,564	5,262,469	-3.04%	11.49%	1.56%	1.76%
Total assets	**349,322,944**	**342,928,809**	**336,956,429**	**-1.74%**	**-3.54%**	**100.00%**	**112.50%**
LIABILITIES AND SHAREHOLDERS' EQUITY							
LIABILITIES							
Deposit by customers	251,007,379	247,941,180	244,809,882	-1.26%	-2.47%	72.65%	81.74%
Interbank Deposits	952,589	606,141	571,278	-5.75%	-40.03%	0.17%	0.19%
Derivative financial instrument	4,426,584	6,710,364	5,047,208	-24.78%	14.02%	1.50%	1.69%
Borrowings from other financial institutions	18,908,376	15,648,606	14,112,000	-9.82%	-25.37%	4.19%	4.71%
Debt securities in issue	19,061,952	14,663,576	14,454,604	-1.43%	-24.17%	4.29%	4.83%
Lease liability	1,873,300	1,773,610	1,761,026	-0.71%	-5.99%	0.52%	0.59%
Preferred shares	541,340	584,204	541,340	-7.34%	0.00%	0.16%	0.18%
Repurchase agreements and other similar secured borrowing	449,947	470,295	1,022,224	117.36%	127.19%	0.30%	0.34%
Current tax	1,117,414	164,339	694,914	322.85%	-37.81%	0.21%	0.23%
Deferred tax	921,345	1,785,230	1,844,141	3.30%	100.16%	0.55%	0.62%
Employees benefit plans	790,176	882,954	910,844	3.16%	15.27%	0.27%	0.30%
Other liabilities	11,418,682	12,648,581	13,736,404	8.60%	20.30%	4.08%	4.59%
Total liabilities	**311,469,084**	**303,879,080**	**299,505,865**	**-1.44%**	**-3.84%**	**88.89%**	**100.00%**
SHAREHOLDERS' EQUITY							
Share Capital	480,914	480,914	480,914	0.00%	0.00%	0.14%	0.16%
Additional paid-in-capital	4,857,454	4,857,454	4,857,454	0.00%	0.00%	1.44%	1.62%
Appropriated reserves	19,997,870	20,044,769	22,657,865	13.04%	13.30%	6.72%	7.57%
Retained earnings	4,354,570	8,632,214	4,344,094	-49.68%	-0.24%	1.29%	1.45%
Accumulated other comprehensive income, net of tax	7,226,755	4,074,161	4,145,214	1.74%	-42.64%	1.23%	1.38%
Stockholders' equity attributable to the owners of the parent company	**36,917,563**	**38,089,512**	**36,485,541**	**-4.21%**	**-1.17%**	**10.83%**	**12.18%**
Non-controlling interest	936,297	960,217	965,023	0.50%	3.07%	0.29%	0.32%
Total liabilities and equity	**349,322,944**	**342,928,809**	**336,956,429**	**-1.74%**	**-3.54%**	**100.00%**	**112.50%**

STAND ALONE BALANCE SHEET BANCOLOMBIA S.A

Financial analysis performed with information prepared under full International Financial Reporting Standards, for the purpose of the Consolidated Financial Statements.

The portfolio of Bancolombia S.A. grew by 0.6% in 1Q24 and 3.0% over the last 12 months. Commercial loans increased by 1.3% and where the main driver as a result of the good pace of originations in corporate clients. Home lending continued performing well and contributed to growth of the loan book in Colombia. On the other hand, consumer loans sustained the decreasing trend shown in 2023 and contracted 2.2% in the first quarter, explained to a greater extent by unsecured personal loans and credit cards. In the funding structure, deposits decreased by savings accounts and checking accounts, while time deposits increased quarterly, highligthing digital time deposits from retail clients.

STAND  ALONE  INCOME STATEMENT BANCOLOMBIA S.A.

Financial analysis performed with information prepared under full International Financial Reporting Standards, for the purpose of the Consolidated Financial Statements.

Net result for Bancolombia S.A. was COP 1.8 trillion, representing an increase of 21.6% compared to the result of 4Q23. Lending income decreased mainly due to lower interes rate in both consumer and commercial loans, in addition to impaired credit operations restructuring. The lower interest expense corresponding to lower deposit rates offset the reduction and net interes income decreased by only 1.3%. The reduction in credit provision expenses during 1Q24 was beneficial for the final result and was explained by releases associated to the lower deterioration mainly in retail, as well as a better performance of macroeconomic variables. When compared to the previous quarter, lower operating expenses and seasonal effects contributed to earnings growth for the first quarter. Net interest margin for Bancolombia S.A. in 1Q24 was 8.1% and the annualized quarterly ROE was 18.5%.

II.	QUANTITATIVE AND QUALITATIVE ANALYSIS OF THE MARKET RISK TO WHICH THE ISSUER IS EXPOSED AS A RESULT OF ITS ACTIVITIES AND SENSITIVE TO MARKET VARIATIONS

Market risk refers to the risk of losses due to changes in equity prices, interest rates, foreign-exchange rates and other indicators whose values are set in a public market. It also refers to the probability of unexpected changes in net interest income and economic value of equity as a result of a change in market interest rates.

The guidelines, policies and methodologies for market risks management are maintained in accordance with what was revealed as of December 31, 2023.

GRUPO BANCOLOMBIA

The total market risk VaR had an increase of 23.6%, from COP 1,096,000 million in December 31, 2023 to COP 1,354,253 million in March 31, 2024. This increase was highlighted by the exchange rate and interest rate risk factors. The exchange rate factor rises due to an increase exposure in the US Dollar and Euros. The interest rate factor rises due to an increase in Colombia Government Bonds in Bancolombia S.A's book.

Market risk exposure has been maintained within the approved levels and is permanently monitored by Senior Management and is an input for the decision-making process to preserve the Bank stability.

BANCOLOMBIA S.A

Market risk management at Bancolombia S.A is the same as previously detailed, carried out for Grupo Bancolombia.

The total market risk VaR had an increase of 22.8%, rising from COP 965,729 million in December of 2023 to COP 1,185,466 million in March of 2024. Increase explained by the exposure to different market risk factors. The increment in the exchange rate is due to greater exposure to the US dollar and the euro; followed by the interest rate factor driven mainly by the increase in the portfolio in local public debt, an effect offset by a decrease in investments in United States government bonds. The collective investment funds factor registered an increase mainly due to valuations of the Colombia Inmobiliario Fund. On the other hand, the share price factor registered a decrease due to devaluations in investments.

During the period there have been no violations of the approved exposure limits and the market risk exposure is permanently monitored by Senior Management.

Non-trading instruments market risk measurement

The banking book’s relevant risk exposure is interest rate risk, which is the probability of unexpected changes in net interest income or in the economic value of equity, as a result of a change in market interest rates. Changes in interest rates affect the Bank’s earnings because of timing differences on the repricing of the assets and liabilities. The Bank manages the interest rate risk arising from banking activities in non-trading instruments by analyzing the interest rate mismatches between its interest earning assets and its interest bearing liabilities, and estimates the impact on the net interest income and on the economic value of equity. The foreign currency exchange rate exposures arising from the banking book are provided to the Treasury Division where these positions are aggregated and managed.

  Interest Risk Exposure (Banking Book)

The guidelines, policies and methodologies for Interest Risk management are maintained in accordance with what was revealed as of December 31, 2023.

GRUPO BANCOLOMBIA

As of March 31, 2024, the net sensitivity of the banking book in legal currency to positive and parallel variations in interest rates of 100 basis points was COP 585,066 million. The variation in the sensitivity of the net interest margin between December 2023 and March 2024 is presented by the increase in the balance and maturity of time deposits in fixed-rate and a reduction of time deposits in floating rate and the account deposits.

On the other hand, the sensitivity to the net interest margin in foreign currency was USD 4.7 billion assuming the same parallel displacement of 100 basis points presented an increase between December 31, 2023 and March 31, 2024, due to the decrease in passive loans of Bancolombia S.A and Banistmo.

BANCOLOMBIA S.A.

The sensitivity of the net interest margin for positions in legal currency, to positive and parallel variations in interest rates of 100 basis points, was COP 596.201 million. The variation in the sensitivity of the net interest margin between December 2023 and March 2024 is presented by the increase in the balance and maturity of time deposits in fixed-rate and a reduction of time deposits in floating rate and account deposits.

On the other hand, the sensitivity of the net interest margin for positions in foreign currency was USD – 2.1 billion at 100 basis points. The change in this sensitivity compared March of 2024 and December 2023 corresponds to the reduction in the balance of the sensitive passive loans at variable rate.

III.	MATERIAL VARIATIONS THAT HAVE OCCURRED IN THE RISKS TO WHICH THE ISSUER IS EXPOSED, OTHER THAN MARKET RISK, AND THE MECHANISMS IMPLEMENTED TO MITIGATE THEM

LIQUIDITY RISK

Liquidity risk is defined as the inability of a financial firm to meet its debt obligations without incurring unacceptably large losses. Thus, funding liquidity risk is the risk that a firm will not be able to meet its current and future cash flow and collateral needs, both expected and unexpected, without materially affecting its daily operations or overall financial condition. Bancolombia S.A is sensitive to funding liquidity risk since debt maturity transformation is one of its key business areas.

The guidelines, policies and methodologies for liquidity risks management are maintained in accordance with what was revealed as of December 31, 2023.

GRUPO BANCOLOMBIA

During the first quarter, the Bank has presented sufficient levels of liquidity, which accomplished internal and regulatory indicators. Likewise, the alerts established for the monitoring and control of liquidity did not present breaches where any risk could materialize. Additionally, liquid assets fullfilled with the established limits and comfortably covered the liquidity requirements of the Bank companies.

In this way, the liquidity coverage indicator presents a reduction from 368.52% in December 2023 to 325.09% in March 2024 considering the reduction in the level of liquid assets. By March 2024, the Bank's liquid assets amount was COP 42.9 billion.

BANCOLOMBIA S.A.

During the first quarter of the year, liquidity levels have shown a downward trend consistent with deposit account outflows.  A significant reduction is observed in January because of the de-accumulation of the resources that entered for the end of the year.

In general terms, the level of Liquid Assets has remained above the established limits.

The liquidity indicator was located at 215.70% at the end of March 2024, presenting a decrease compared to the end of December 2023, mainly explained by the reduction in Liquid Assets.

On the other hand, the net stable funding ratio (CFEN) has remained at adequate levels, standing at 115.14%.

CREDIT RISK

Credit risk is the risk of an economic loss to the Bank due to a non-fulfillment of financial obligations by a customer or counterparty and arises principally from the decline on borrower´s creditworthiness or changes in the business climate. Credit risk is the single largest risk for the Bank's business.

The first quarter of 2024 shows a low economic growth performance, mainly explained by the global economic uncertainty, added to the political and social tensions generated by the electoral periods in Central America, the impact on productive sectors due to climate change and the slow decline in inflation and interest rates, which directly affect consumption and investment in the geographies where the Bank operates.

About that, proactive credit risk management was maintained through the monitoring and follow-up of customers and portfolios, the evaluation of the conditions and specific requirements of each one, as well as the development of methods, tools and models to optimize collection. Monitoring and reviewing the credit portfolio continues to be a key factor in identifying and applying proactive strategies at different stages of the credit cycle.

GRUPO BANCOLOMBIA

At the end of March 2024, the Bank experienced moderate dynamics in its portfolio compared to December 2023, with a 2.5% increase in the consolidated portfolio balance in local currency. The first quarter of 2024 was characterized by a greater dynamism in the Bank’s disbursements, especially in the corporate segment of the commercial portfolio; the mortgage portfolio remains stable with a gentle upward trend in Colombia, while the consumer and microcredit portfolios, with the exception of Bancoagrícola of Salvador, showed a slight decrease in their balance.

The 30-day past due loan ratio (consolidated) at stood at 5.68% as of March 2024, showing an increase compared to 5.39% in December 2023. The level of the bank´s non-performing loans is mainly impacted by the deterioration of the retail portfolio in Colombia and Panama, especially in the mortgage loans, coupled with an increase in the indicator in the commercial loans, in the SME and Corporate segments. Macroeconomic factors such as the slow decline in inflation, low economic growth, rising raw material prices and extreme climatic effects, are affecting sectors such as agriculture, construction, mass consumer retail and others. All portfolios continue to be managed at different stages of the credit cycle in order to anticipate the materialization of risks and strategies for normalizing and containing the portfolio have been implemented.

The credit cost for the first quarter of 2024 was 2.0%, 24% lower than that registered in the last quarter of 2023, generated by a lower allowance in Colombia in the consumer portfolio and some significant customers.

BANCOLOMBIA S.A.

At the end of the first quarter of the year, Bancolombia S.A presents an increase in its portfolio of 0.6% compared to the previous year's closing, mainly due to an increase in the balance of the corporate and business segments, offset by a slight decrease in retail and SME banking. The variation in the portfolio for the commercial and leasing modality was del 1.2%, Consumer -2.3%, Mortgage 2.4% and finally Small Business Loans of -8.9%. Its 30-day past due loan ratio was 5.31%, which represented an increase of 23 basic ponints, compared to 5.08% as of December 2023.

On the other hand, the credit cost in the first quarter (annualized) of 2024 was 2.3%, lower than the 3.2% recorded in the previous quarter. During the period different strategies were developed for the follow-up and recovery of the portfolio in order to normalize and contain the portfolio mainly in the consumer modality, especially personal loans which was the main product deterioration in 2023 and a slight recovery has been observed so far this year as a result of better originations and improved collection results.

COUNTRY RISK

This risk refers to the possibility of an entity incurring losses as a result of financial operations abroad due to adverse economic and/or political conditions in the country receiving those operations, either because of restrictions on the transfer of foreign exchange or because of factors not attributable to the commercial and financial condition of the country receiving those operations. This definition includes, but is not limited to, sovereign risk (SR) and transfer risk (TR) associated with such factors.

The guidelines, policies and methodologies for country risks management are maintained in accordance with what was revealed as of December 31, 2023.

At the end of March 2024, there were no alerts on any investments, nor were any adjustments made for deterioration in investments that could affect or deteriorate the Bank's financial strength. The variation in the balance of investments is due to valuations and other concepts in relation to the ultimate value of the investment.

OPERATIONAL RISK

GRUPO BANCOLOMBIA

Grupo Bancolombia has an operational risk management system, whose objective is to carry out adequate risk management that allows, as far as possible, to minimize, avoid or reduce the materialization of adverse events and/or reduce their consequences or costs in the event of materialization. The operational risk management system has not presented changes in relation to what was revealed at the 2023 in terms of regulations, policies, manuals, methodologies, structure or any other relevant element that may affect its effectiveness.

During the first quarter of the current year, no new risks or changes in existing risks have been identified that significantly modify the exposure to operational risk. The losses materialized in the quarter present an increase of a decrease of 18.66% compared to the last quarter of 2023, this variation is mainly explained by the fraud category.

BANCOLOMBIA S.A.

Operational risk system objective is to carry out an adequate risk management that allows minimizing, avoiding, or reducing the materialization of adverse events and/or reducing their consequences or costs in case of materialization. The operational risk management system has not presented changes in relation to what was revealed at the end of December 2023 in terms of regulations, policies, manuals, methodologies, structure or any other relevant element that may affect its effectiveness.

During the first quarter of the current year, no new risks or changes in existing risks have been identified that significantly modify Bancolombia S.A's operational risk exposure. The losses materialized in the first quarter of 2024 correspond to an accumulated value of COP 63,442 million, representing a 13.51% decrease compared to the last quarter of 2023.

OTHER RELEVANT RISKS

The risk map is a tool that identifies Bancolombia S.A.’s main risks or concerns in order to define and prioritize actions to manage and mitigate such risks and is updated annually.

The methodology used is the MICMAC1, which results in a matrix of influence-dependence between risks, being in 4 quadrants: link (I) 2, driving (II)3, autonomous (III)4 and resulting (IV)5, according to their level of influence and dependence.

The risk map went from having 12 to 16 risks, highlighting as main changes, (i) the separation of ESG risks, between risks of external origin (environmental and social) and risks of internal origin (sustainability strategy), (ii) credit risk and liquidity risk were included to reflect the relationship between these risks and the other relevant risks, (iii) internal and external fraud risk were separated, due to the difference between them when reflecting their influence and dependence on the other risks.

This process begins with an investigation of mega risk trends, in order to map the factors (economic and social variables, technological advances, climate effect, consumer behavior) that could condition the evolution of these risks and the development of new businesses. After this mapping, a collective reflection is carried out with senior management and an interdisciplinary team to identify the influence and dependence of the risk system under study. With these two variables qualified, the MICMAC methodology was applied to place the risks in the four quadrants and define their strategic relevance for the Bank. Additionally, the risk map includes the unexpected monetary impact for each of the risks.

1 MICMAC: is a methodology that seeks to analyze qualitatively the relationships between the variables that make up a system within a company, organization, society, country. It is part of the structural analysis and relies on the qualitative judgment of actors and/or experts who are part of a system.

2 It presents the variables with a high degree of influence and dependence, therefore they are considered conflicting variables, due to their instability, since they are subject to constant internal and environmental changes.

3 They are variables that could be catalogued as having high influence and relative dependence, being called power variables.

4 They are variables with little influence and dependence, which correspond to the inertia of the system, and are called autonomous variables.

5 They are variables characterized by a high level of dependence and low influence. They are called outcome variables, due to their sensitivity to the actions of the conflicting variables.

Finally, the risk map and the networks of influence6 are used as input in strategic planning exercises, in order to define action plans to mitigate the potential impact of this group of risks.

The updated 2024 risk map is shown below:

Risk map Bancolombia 2024
Driving
Link
Autonomous
Resulting
Influence
Dependence
Regulatory and legal
5
Economic and sectoral
1
Political
8
Environmental and social
9
13
Human talent
Third party
10
16
Bus. continuity and technology failures
14
Sustainability
Modelo
7
3
Cyber
2
Liquidity
15
12
4
Credit
Market changes
Internal fraud
External fraud
11
6
LAFT
1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
Impact
Emerging Risk

Risk map 2024 – Bancolombia S.A.

The following is a review of each of the risks included in the risk map; however, model risk, political risk, regulatory and legal risk did not present relevant changes during the first quarter of the year.

➢	Economic and sector environment

The global economic context is still dominated by expectations about the future monetary policy decisions of the world’s major central banks, particularly the US Federal Reserve’s view on interest rates. So far in 2024, the data for economic activity and the labor market in the United States have remained strong, while monthly inflation records have left behind the trend of convergence to the target and remain at moderately high levels that have led to a slight rebound in annual inflation. In response, there has been a strong upward adjustment of the implicit expectation in the financial market regarding the federal funds interest rate, which has impacted the availability of liquidity in the markets and the appetite for emerging assets, particularly those in the debt segment.

Meanwhile, in the global economic cycle, a weakening trend continues to predominate, as a result of high interest rates, which are putting pressure on the financial situation of many households and businesses and triggering an increase in the debt portfolio maturity indicators. These elements, along

6 Influence networks: indicates the level of influence that a risk has on the other risks of the system.

with uncertainty regarding the evolution of wars and geopolitical tensions that persist on the horizon (Ukraine, the Middle East, and between China and the US) will be sources of uncertainty that, as news arises, could generate reactions of significant magnitude in investment decisions and capital movements in global markets. Thus, after a period of relative low volatility of emerging financial asset prices in the first part of this year, it is reasonable to think that volatility may rise again for the rest of the year.

Regarding Colombia, the uncertainty from the processing of reforms has slightly moderated, given the decision of Congress to sink the GRC: Government Risk and Compliance. health system reform and the low probability for the pension reform to successfully complete its process before mid-year, when the deadline to finalize its discussion expires. However, recent events around the financial stability of large private players in the healthcare system, along with a challenging fiscal outlook and major challenges for 2024, have kept local uncertainty high, which in turn will continue to limit consumption and investment decisions by many private agents.

In short, Bancolombia S.A. maintains an active management of credit risk, incorporating various macroeconomic scenarios into the provision calculation models. In addition,  Bancolombia S.A. has maintained a constant sector analysis and monitoring, aiming at identifying both situations and customers with possible affectations. Periodically, the evolution of the individual situation of customers is reviewed in different forums, adopting alternatives, when necessary, to support them in the development of their businesses and in the management of the aforementioned context.

➢	Operational Risks: Business continuity and technological failures, cyber and information security, internal and external fraud.

During the first quarter of 2024, there have been no significant changes that significantly alter the risk exposure in the areas of Cyber and Information Security, Internal and External Fraud, Operational Resilience, Business Continuity, and Technological Failures.

We emphasize that, to strengthen cybersecurity and information security management, controls have been implemented, including improvements in access management, parameterization of alerts, and monitoring from the Cybersecurity Operations Center (SOC), code analysis and vulnerability assessments are conducted at various stages of development for technological components, applications, and cloud services. Additionally, regular scans are performed, and proactive efforts are made to address vulnerabilities, secure development practices are also implemented for production releases. These measures have allowed us to effectively manage risk exposure.

Regarding operational resilience, business continuity, and technological failures, we have implemented both technological and operational process contingencies for key channels and processes within the company. These measures have allowed us to respond promptly and appropriately, mitigating the impacts on our customer service.

➢	LAFT

During the first trimester of 2024, in the development of SARLAFT, we executed the risk matrices for AML risks for the NITs Bancolombia S.A., Valores Bancolombia, Fiduciaria Bancolombia and Banca de Inversión Bancolombia, which resulted in the correct execution for each of the entities and guarantees the mitigation of risk. Looking for better results for the Investment Bank, we have evolved two factors in the SARLAFT segmentation such as products and jurisdictions, going from analytic models to expert models, this mainly due to the type of business services that the entity represents.

In the same way, we defined new specific criteria for rating the scores in International Jurisdictions (AML variables or anti-money laundering from the European Unión) and the RIC (Consolidated and Integrated Risk in Spanish, that includes several variables that lead certain clients of higher risk such as ranchers, influencers, payment service providers, real state, contractors, ESALES (Non-profit organizations), and among others.

In the development of the modules of AML risk management in the GRC (Government, Risk and Compliance, corporate tool for the management of non-financial risks), in the trimester we advanced in the production of the information from Bancolombia S.A. and its national affiliates with respect to the identification, risk measurement, causes and controls.

With respect to the employees, we generated different communications and training that have a direct impact on the culture and knowledge in AML topics inside the Bancolombia S.A.

Additionally, we accompanied 28 initiatives and projects to identify in a proactive way the AML risks that let the implementation of the controls and efforts for the correct risk mitigation.

➢	Sustainability and environmental and social strategy

During the first quarter of 2024, the focus is to advance in the management of risks related to climate change, as follows:

Work continues to strengthen the physical risk analysis model and evolve it to a model with greater coverage and automaticity; At the same time, new climate threats are being integrated and the scope is expanding to cover more economic activities.

Additionally, the ESG Corporate Risk Policy is being updated and management models are being strengthened, supported by controls and dashboards that allow compliance to be evaluated.

The biodiversity risk assessment began, with the support of a consultancy in collaboration with the Inter-American Development Bank, focused on two sectors: Wood and African Palm.

➢	Third party risk

The outsourcing of activities within the Bancolombia exposes it to the possibility of economic impact derived from the inability to manage a third party or supplier contracted by Bancolombia, which presents deficiencies to carry out the service. This situation may trigger restrictions in the achievement of strategic objectives, and in some cases, derive in impacts on the operation of the business and increase the exposure in terms of cybersecurity, handling of third party or confidential information, fraud, and reputational cases, which are involved in adverse scenarios for the perception of the public or regulators.

During the first quarter of the current year, the work plan has been carried out to evaluate the critical suppliers of the Bancolombia, in this way we seek to guarantee the control environment in the organization and continue with the evolution of the processes to guarantee the management of the suppliers in the contracting cycle.

➢	Human talent risk

Talent risk is the possibility of generating a negative impact on the results of the Bancolombia due to the absence of the talents required in the different roles or due to the challenges associated with existing talent, given the organization's inability to design schemes that enable the culture and well-being that attracts, develops, and retains talent.

During the first quarter of the current year, a work plan has been carried out to identify and measure all those risks related to talent to which the organization is exposed and to be able to define the improvement plans to be carried out with the objective of mitigating the risk and keep it managed.

➢	Response to market changes

During the first quarter of 2024, a reduction of new digital competitors (Fintech) has been observed, due to the limited availability of venture capital and funding. This trend is leading fintech firms to transition from a customer growth-oriented model to a profitable business model. Nevertheless, Colombia remains an attractive market for the entry of new emerging players seeking to expand their operations in the region, as it is the second-highest market in neobank adoption after Brazil, coupled with a regulatory framework which enables an open financial system.

Bancolombia S.A.'s results continue to demonstrate a divergence in terms of financial performance compared to other market players, allowing it to be better positioned for a new phase of portfolio growth. Overall, within the system, the effects of the cyclical shift are still deteriorating portfolio indicators and profitability especially of competitors leading to losses for some players and the necessity to resort to capitalization mechanisms to sustain their operations.

The implementation of the Immediate Payment System (SPI, initials in spanish) led by the Banco de la República may prove to be the most critical factor in eroding Bancolombia's competitive advantage in the digital payment market, which currently exceeds 60% of the market share. This implies a revision of our product portfolio and to improve the perception of value to our clients as a counterbalance to this situation, ensuring the bank maintains our market position and client preference. Moreover, it is crucial to leverage new opportunities presented by the open banking regulations such as the consolidation of market information.

IV.	MATERIAL CHANGES IN THE INFORMATION REPORTED IN THE CORPORATE GOVERNANCE ANALYSIS CHAPTER OF THE ANNUAL REPORT

In order to fulfill the requirements made by article 8.4.1.2.2 of “Circular 012 of 2022” issued by the Superintendency of Finance of Colombia (SFC), there are presented the material changes in the Corporate Governance chapter that was presented in the annual report:

Remuneration of Board Members

At the General Shareholders Meeting, of March 15 of 2024, it was approved the update of fees payable to the Board of Directors.

For Directors that are Colombian residents, the increase on their fees was based on the increase of the Colombian Consumer Price Index (“IPC”) until December 31 of 2023, plus an additional unit. This increase affects their monthly fees, and also the fees for participating on Board Committees. In consequence, the established amount is COP $13,425,487.

For Directors that are not Colombian residents, the increase on their fees was based on the increase of the United States Consumer Price Index until December 31 of 2023, plus an additional unit. In consequence, the established amount is USD $3,336. It was also established an increase on the same percentage for travel expenses, which resulted on an amount of USD 278 per day of travel for their assistance to Board or Committee meetings.

According to the actual policy, the 70% of the fees for Board Members are paid in cash, and the other 30% is paid through an investment on an institutional fund, which only invests on Bancolombia’s shares and has a restriction period of two years in which the investment must remain in the fund.

Modification to the Bylaws:

At the General Shareholders Meeting, of March 15 of 2024, it was approved a modification to the Bylaws, made through Public Deed number 931 of April 17 of 2024, of the Notary 20 of Medellín.

One of the elements that contained this modification was a new regulation for administrators’ duties in article 36, complementing the non-disclosure obligations that administrators have according to the Good Governance Code, and the proceedings that must be followed in case of conflict of interests, attending to the regulations of Decree 046 of 2024.

Also, article 60 was modified to regulate the functioning of the Board of Directors, in order to align the process of custody of Minutes of the Board with the Decree “Anti-trámites”, and the administration of conflicts of interests according to Decree 046 of 2024.

Article 61, which established the functions of the Board of Directors, was modified to attend with article 6 of Law 2069, which changed the regulation regarding notice on shareholders meetings.

The faculty to hire advisors from the Board of Directors was also modified, to be able to analyze public acquisition offers that are presented, and let shareholders have an external and expert opinion on the subject, as it is on international markets.

In the same modification to the Bylaws, it was incorporated a new attribution to the CEO, in order to be able to decide on the management and organization of the investments of the Bank. For that, article 67 was modified.

Additionally, with the modification of article 68, the limitations on the attributions for Zone, System and Branches Managers and Submanagers were defined.

Reelection of External Auditor and fees:

At the General Shareholders Meeting, of March 15 of 2024, it was approved the reelection of the External Auditor “PwC Contadores y Auditores SAS” for the period of April 2024 to March 2026. Also, it was approved the annual fees on COP $11,445,572,025.

V.	MATERIAL CHANGES PRESENTED IN THE FINANCIAL STATEMENTS OF THE ISSUER BETWEEN THE REPORTED QUARTER AND THE DATE OF TRANSMISSION OF THE INFORMATION

A new subsidiary is incorporated, since on April 23, 2024 Bancolombia S.A. entered into a purchase and sale agreement for the acquisition of the trust rights over P.A CEDIS Sodimac for COP 451,000 Million.

VI.	MATERIAL CHANGES THAT HAVE OCCURRED IN PRACTICES, PROCESSES, POLICIES AND INDICATORS IN RELATION TO SOCIAL AND ENVIRONMENTAL CRITERIA, INCLUDING CLIMATE CRITERIA.

In the first quarter of 2024 there were no material or relevant changes in policies and indicators related to ESG criteria.

VII.	GLOSSARY OF TERMS

ADR: American Depositary Shares, or the bank's securities that are listed on the New York Stock Exchange. An ADR represents four preferred shares.

ASG: Environmental, social, and corporate governance, by its initials in Spanish.

Bam: Banco Agromercantil de Guatemala SA.

“Bancolombia“ or “the Bank”: refers to Bancolombia S.A., a banking institution organized under the laws of the Republic of Colombia, including its subsidiaries on a consolidated basis, unless otherwise indicated or the context otherwise requires.

IDB: Inter-American Development Bank

CDT: Certificate of Deposit at Term.

COLCAP: reference index of the stock market of the Colombian Stock Exchange.

COP: Colombian pesos.

Dian: Dirección de Impuestos y Aduanas Nacional, tax authority in Colombia.

DJSI: Dow Jones Sustainability Index.

DTF: It is the average interest rate paid by financial institutions for 90-day deposits.

IFC: International Finance Corporation.

LAFT: Money Laundering and Terrorist Financing, by its initials in Spanish.

Nequi: financial platform that accompanies users in their daily lives with financial and non-financial services from third parties. As a 100% digital solution, it complements its offer with functionalities that go beyond saving and managing money.

NYSE: New York Stock Exchange.

Sarlaft: Money Laundering and Terrorist Financing Risk Management System, by its initials in Spanish.

SMMLV: Legal Minimum Monthly Wage in force.

TRM: Representative Market Rate, price of the dollar in the Colombian market, which varies daily.

USD: United States dollars.

UVR: Real Value Units, an indicator tied to the behavior of inflation that is used to calculate the cost of certain housing loans.

UVT: Measure that is used to determine different tax obligations with an equivalent in Colombian pesos.

ANNEXES

i.	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
ii.	STAND ALONE INTERIM FINANCIAL STATEMENTS

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Contacts
Julian Mora Gomez	Jose Humberto Acosta	Catalina Tobon Rivera
Corporate VP	Financial VP	IR Director
Tel.: (57 601) 4042436	Tel.: (57 601) 4885934	Tel: (57 601) 4485950